FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 2003

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_
____________

AstraZeneca PLC

INDEX TO EXHIBITS

1	.	Press release entitled, “London Stock Exchange Announcement AstraZeneca PLC: AGM Resolutions”, dated 2 May 2003.

2	.	Press release entitled, “Disclosure of Interest in Voting Shares in Public Companies”, dated 6 May 2003.

3	.	Press release entitled, “AstraZeneca Receives FDA Approval for New Cancer Drug IressaTM (gefitinib, ZD1839)”, dated 6 May 2003.

4	.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 8 May 2003.

5	.	Press release entitled, “Disclosure of Interest in Voting Shares in Public Companies”, dated 8 May 2003.

6	.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 13 May 2003.

7	.	Press release entitled, “Dealing by Directors”, dated 15 May 2003.

8	.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 19 May 2003.

9	.	Press release entitled, “Dealing by Directors”, dated 19 May 2003.

10	.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 20 May 2003.

11	.	Press release entitled, “Crestor®-- New Data and Regulatory Update”, dated 20 May 2003.

12	.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 21 May 2003.

13	.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 22 May 2003.

14	.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 28 May 2003.

15	.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 30 May 2003.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date:	03 June 2003	By: /s/ A C N Kemp

Name: A C N Kemp
Title: Assistant Secretary

Item 1

London Stock Exchange Announcement

AstraZeneca PLC: AGM Resolutions

In accordance with paragraph 9.31 of the Listing Rules, copies of the relevant resolutions passed at the Annual General Meeting of AstraZeneca PLC on 30 April 2003 have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility at 25 The North Colonnade, Canary Wharf, London E14 5HS.

Item 2

COMPANIES ACT 1985 SECTION 198
DISCLOSURE OF INTEREST IN VOTING SHARES IN PUBLIC COMPANIES

ON 6 MAY 2003 WE WERE INFORMED BY THE CAPITAL GROUP COMPANIES, INC., A REGISTERED INVESTMENT MANAGER IN THE U.S., THAT ON 2 MAY 2003 ITS INTEREST IN THE USD0.25 ORDINARY SHARES OF ASTRAZENECA PLC HAD INCREASED TO 219,499,365 SHARES (12.80 PER CENT OF THE CURRENT ISSUED ORDINARY CAPITAL) FROM THE PREVIOUSLY NOTIFIED LEVEL OF 205,903,068 SHARES (12.01 PER CENT). THE REASON FOR THIS ANNOUNCEMENT IS THAT, WITHIN THE SAID HOLDING OF 12.80 PER CENT OF THE ISSUED ORDINARY CAPITAL OF ASTRAZENECA PLC, CAPITAL GUARDIAN TRUST COMPANY AND CAPITAL RESEARCH AND MANAGEMENT COMPANY, AFFILIATES OF THE CAPITAL GROUP COMPANIES, INC., HAVE INCREASED THEIR INTEREST IN THESE SHARES TO 85,745,932 SHARES (5.00 PER CENT) AND 86,193,592 (5.03 PER CENT) RESPECTIVELY.

G H R MUSKER
COMPANY SECRETARY
6 MAY 2003

Item 3

ASTRAZENECA RECEIVES FDA APPROVAL FOR NEW CANCER DRUG
IRESSATM (gefitinib, ZD1839)

     IRESSA is the First in a New Class of Drugs for the Treatment of Advanced Non-Small Cell Lung Cancer—Only FDA-Approved Option for Third Line Patients

AstraZeneca PLC announced today that the US Food and Drug Administration (FDA) has granted accelerated approval of IRESSATM (gefitinib, ZD1839) for the treatment of advanced non-small-cell lung cancer (NSCLC). The FDA approval is based upon data from Phase II trials showing 13.6 per cent of US patients achieved tumour shrinkage of at least 50 per cent, after their disease had progressed following failure of both platinum-based and docetaxel chemotherapies.

The effectiveness of IRESSA is based on objective response rates. Most responses were seen in the first eight weeks of treatment. IRESSA is a once-a-day 250 mg pill and is not typically associated with the severe side-effects often seen with standard cytotoxic chemotherapy treatments used to treat NSCLC patients. Most patients experience some side-effects but these are generally mild and well-tolerated including rash and diarrhoea. Interstitial Lung Disease (ILD) is a known complication of lung cancer and has been observed in about 1 per cent of patients taking IRESSA.

The US approval reflects a recognition of the need for new treatment options for NSCLC - a complex, severely symptomatic illness with a devastating impact on patients and their families. Lung cancer is the biggest cancer killer in the world, causing more deaths each year than breast, prostate and bowel cancer put together. NSCLC is the most common form, accounting for 80 per cent of cases. In the year 2000 there were over 1.2 million people diagnosed with lung cancer world-wide and more than 1 million people died from the disease. In the United States, lung cancer will account for approximately 157,000 deaths in 2003. The total market for drugs used to treat non-small cell lung cancer in the US is estimated to be worth over $1 billion and is set to grow to $4.5 billion in 2011.

The FDA accelerated (or sub part H) approval process was created for life threatening conditions where a new drug provides meaningful therapeutic benefit over available treatments, or in the case of IRESSA, where no approved therapies exist. As part of this process, AstraZeneca has agreed with FDA that it will complete a programme of Phase IV clinical studies, which are designed to further demonstrate the clinical benefits of IRESSA and satisfy FDA requirements for full approval.

IRESSA was approved for the treatment of inoperable or recurrent NSCLC in Japan in July 2002 and has recorded US $86 million in sales since its launch. The drug’s approval was also announced in Australia on May 1st 2003. A marketing application was submitted in the European Union in February 2003. Marketing applications have also been submitted in 12 other countries with a number of these nearing completion of the review process. Additional marketing applications are planned for submission in the near future. Phase II clinical trials are also underway in other solid tumour types including colorectal, breast, head and neck and prostate cancers.

IRESSA™ is a trademark of the AstraZeneca group of companies.

For a copy of the US IRESSA product label, please visit: www.astrazeneca.com.

6 May 2003

Media Inquiries:

Steve Brown, +44 (0)207 304 5033
Emily Denney, +44 (0)207 304 5034
Out of Hours: +44 (0) 207 304 5000

Analyst Inquiries:

Jonathan Hunt, +44 (0)207 304 5087
Mina Blair-Robinson, +44 (0)207 304 5084

- ENDS -

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 7 May 2003, it purchased for cancellation 670,000 ordinary shares of AstraZeneca PLC at a price of 2535 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,713,672,544.

G H R Musker
Company Secretary
8 May 2003

Item 5

COMPANIES ACT 1985 SECTION 198
DISCLOSURE OF INTEREST IN VOTING SHARES IN PUBLIC COMPANIES

ON 8 MAY 2003 WE WERE INFORMED BY THE CAPITAL GROUP COMPANIES, INC., A REGISTERED INVESTMENT MANAGER IN THE U.S., THAT ON 7 MAY 2003 ITS INTEREST IN THE USD0.25 ORDINARY SHARES OF ASTRAZENECA PLC HAD INCREASED TO 222,868,165 SHARES (13.00 PER CENT OF THE CURRENT ISSUED ORDINARY CAPITAL) FROM THE PREVIOUSLY NOTIFIED LEVEL OF 219,499,365 SHARES (12.80 PER CENT).

G H R MUSKER
COMPANY SECRETARY
8 MAY 2003

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 12 May 2003, it purchased for cancellation 450,000 ordinary shares of AstraZeneca PLC at a price of 2500 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,713,222,544.

G H R Musker
Company Secretary
13 May 2003

Item 7

DEALING BY DIRECTORS
COMPANIES ACT 1985 SECTION 324/329

WE HEREBY INFORM YOU THAT ON 14 MAY 2003, WE WERE INFORMED BY PERCY BARNEVIK, CHAIRMAN AND A DIRECTOR OF THE COMPANY, THAT ON 14 MAY 2003 HE SOLD 50,000 ASTRAZENECA PLC ORDINARY SHARES OF USD0.25 EACH AT SEK339.05 PER SHARE. FOLLOWING THIS SALE, MR BARNEVIK HAS A TOTAL INTEREST IN 50,000 ORDINARY SHARES, WHICH REPRESENTS APPROXIMATELY 0.003 PER CENT OF THE NUMBER OF SHARES CURRENTLY IN ISSUE.

G H R MUSKER
COMPANY SECRETARY
15 MAY 2003

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 16 May 2003, it purchased for cancellation 450,000 ordinary shares of AstraZeneca PLC at a price of 2672 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,712,786,026.

G H R Musker
Company Secretary
19 May 2003

Item 9

DEALING BY DIRECTORS

COMPANIES ACT 1985 SECTIONS 324/329

WE HEREBY INFORM YOU THAT, ON 16 MAY 2003, THE COMPANY SOLD ASTRAZENECA PLC ORDINARY SHARES OF USD0.25 EACH AT A PRICE OF 2679 PENCE PER SHARE ON BEHALF OF THE FOLLOWING DIRECTORS IN ORDER TO MEET AN IMMEDIATE INCOME TAX LIABILITY ARISING ON THE RELEASE OF SHARES FROM THE COMPANY'S EXECUTIVE SHARE RETENTION SCHEME.

NAME OF DIRECTOR	NUMBER OF SHARES SOLD	TOTAL INTEREST AFTER SALE	PERCENTAGE OF SHARES IN ISSUE
T F W MCKILLOP	4,944	69,499	0.004
H L MOGREN	3,810	62,164	0.004
J R SYMONDS	2,899	10,929	0.001

G H R MUSKER
COMPANY SECRETARY
19 MAY 2003

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 19 May 2003, it purchased for cancellation 65,000 ordinary shares of AstraZeneca PLC at a price of 2641 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,712,721,026.

G H R Musker
Company Secretary
20 May 2003

Item 11

CRESTOR® -- NEW DATA AND REGULATORY UPDATE

New Data

AstraZeneca announced today that an updated review of the safety profile for CRESTOR® (rosuvastatin) 10-40mg in over 15,000 patients, will be presented as a poster at the 2nd annual meeting of the Asia Pacific Scientific Forum, in Honolulu; June 8–10, 2003. The abstract, which covers data as of October, 2002, will be available online today via the conference website at: http://www.americanheart.org/presenter.jhtml?identifier=3000411

The data confirm the benefit-risk profile of CRESTOR, with the authors concluding that: ‘Compared with other statins, rosuvastatin 10-40mg is highly beneficial in terms of lipid profiles and goal attainment with a reassuring safety profile.’

Regulatory Update

The US Food and Drug Administration (FDA) today confirmed that CRESTOR will be reviewed by the FDA’s Endocrinologic and Metabolic Advisory Committee on July 9, 2003. AstraZeneca is confident in the regulatory package submitted for CRESTOR and looks forward to presenting data from the extensive clinical trial program, confirming its efficacy and safety.

CRESTOR was first approved in the Netherlands in 2002 and has now successfully completed the Mutual Recognition Procedure in 13 other European countries. CRESTOR is awaiting approval in the US, Japan and other markets. Launches in Canada, the Netherlands and the UK have occurred, and further launches are scheduled, following national marketing authorisations and pricing and reimbursement discussions.

20 May 2003

Media Enquiries:
Emily Denney, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Relations:
Mina Blair Robinson, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087

-Ends-

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 20 May 2003, it purchased for cancellation 750,000 ordinary shares of AstraZeneca PLC at a price of 2503 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,711,971,026.

G H R Musker
Company Secretary
21 May 2003

Item 13

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 21 May 2003, it purchased for cancellation 400,000 ordinary shares of AstraZeneca PLC at a price of 2461 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,711,575,209.

G H R Musker
Company Secretary
22 May 2003

Item 14

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 27 May 2003, it purchased for cancellation 300,000 ordinary shares of AstraZeneca PLC at a price of 2447 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,711,275,209.

G H R Musker
Company Secretary
28 May 2003

Item 15

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announces that on 29 May 2003, it purchased for cancellation 230,000 ordinary shares of AstraZeneca PLC at a price of 2499 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,711,045,209.

G H R Musker
Company Secretary
30 May 2003